FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 17, 2008

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, November 14, 2008 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that at the meeting held on November 13, 2008, the Company’s Board of Directors considered and resolved to accept Gustavo Adolfo Amaral’s resignation from his positions as Director of Exploration and Production and as Regular Director of the Board of Directors, effective December 1, 2008.

In addition, as a result of the above mentioned resignation, the Company’s Board resolved to appoint Fernando Assumpção Borges as Director of Exploration and Production, effective December 1, 2008.

As from December 1, 2008 Gustavo Adolfo Amaral will serve as Senior Vice President of Exploration and Production at Petrobras America Inc. in Houston.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 11/17/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney